UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 000-54293

LONE OAK ACQUISITION CORPORATION

(Translation of registrant's name into English)

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong
Telephone 852-2851-0260

(Address of Principal Executive Office)

Copy of correspondence to:

Berke Bakay
4975 Preston Park Boulevard, Suite 775W
Plano, Texas 75093
(972) 985-2190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Other Events

On September 19, 2012, Lone Oak Acquisition Corporation (the “Company”) announced that it had signed a non-binding letter of intent with a potential target company (the “Target”) to negotiate and execute a definitive agreement to complete a business combination (the “Letter of Intent”). On November 29, 2012, the Target notified the Company that it terminated the Letter of Intent.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 5, 2012

LONE OAK ACQUISITION CORPORATION

By:	/s/ Can Aydinoglu
Name: Can Aydinoglu
Title: Chief Financial Officer

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